| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-66533 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Creatis Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 Salt Spray Lane
(No. and Street)

| Cape Elizabeth | ME | 04107 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Bohlmann | 646-535-0328 | mbohlmann@creatiscapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.
(Name – if individual, state last, first, and middle name)

| 3535 Roswell Road Suite 32 | Marietta | GA | 30062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 6-25-2009 | 1952 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Michael Bohlmann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Creatis Capital LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSEPH FARAGALLI
Notary Public-Maine
My Commission Expires
November 21, 2026

Notary Public

Signature:

Title: CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CREATIS CAPITAL, LLC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2021

**Creatis Capital LLC**
**Financial Statements**
**For The Year Ended December 31, 2021**

CONTENTS

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Creatis Capital, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Creatis Capital, LLC as of December 31, 2021, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2021 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Creatis Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Creatis Capital, LLC's management. Our responsibility is to express an opinion on Creatis Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Creatis Capital, LLC's financial statements. The supplemental information is the responsibility of Creatis Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2021.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 25, 2022

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

**Creatis Capital LLC**
**Statement of Financial Condition**
**December 31, 2021**

| | | |
|---|---|---|
| ASSETS | | |
| Cash and Cash Equivalents | $ | 15,090 |
| Prepaid Expenses | | 3,522 |
| Accounts Receivable, Net of $20,138 allowance | | 438 |
| Total Assets | $ | 19,050 |
| LIABILITIES AND MEMBER'S CAPITAL | | |
| Liabilities | | |
| Deferred Revenue | $ | 2,917 |
| Accounts Payable and Accrued Expenses | | 2,558 |
| Total Liabilities | | 5,475 |
| Member's Capital | | 13,575 |
| Total Liabilities and Member's Capital | $ | 19,050 |

The accompanying notes are an integral part of these financial statements.

**Creatis Capital LLC**
**Statement of Operations**
**For The Year Ended December 31, 2021**

| | |
|---|---|
| Revenues | |
| Referral Fees | $ 999 |
| Fees from Registered Representatives | 8,355 |
| Total Revenues | 9,354 |
| Expenses | |
| Professional Fees | 14,200 |
| Regulatory Expenses | 6,585 |
| Other | 3,563 |
| Commission | 849 |
| Total Expenses | 25,197 |
| Net Loss | $ (15,843) |

The accompanying notes are an integral part of these financial statements.

# Creatis Capital LLC
## Statement of Changes in Member's Capital
## For The Year Ended December 31, 2021

| | |
|---|---|
| Balance - January 1, 2021 | $ 13,418 |
| Contributions | 16,000 |
| Net Loss | (15,843) |
| Balance - December 31, 2021 | $ 13,575 |

The accompanying notes are an integral part of these financial statements.

**Creatis Capital LLC**
**Statement of Cash Flows**
**For The Year Ended December 31, 2021**

| | | |
|---|---|---|
| Cash Flows From Operating Activities: | | |
| Net Loss | $ | (15,843) |
| Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities: | | |
| Decrease in Accounts Receivable | | 27,108 |
| Increase in Prepaid Expenses | | (65) |
| Decrease in Commission Payble | | (33,247) |
| Decrease in Deferred Revenue | | (2,917) |
| Decrease in Accounts Payable and Accrued Expenses | | (2,468) |
| Net Cash Used in Operating Activities | | (27,432) |
| Cash Flows From Financing Activities: | | |
| Capital Contributed | | 16,000 |
| Cash Flows Provided by Financing Activities | | 16,000 |
| Net Decrease in Cash and Cash Equivalents | | (11,432) |
| Beginning of Year | | 26,522 |
| End of Year | $ | 15,090 |

The accompanying notes are an integral part of these financial statements.

## Creatis Capital LLC
## Notes to Financial Statements
## For the Year Ended December 31, 2021

### 1. Organization and Business

Creatis Capital LLC (the "Company") is wholly owned by Creatis LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). As a Limited Liability Company, the member's liability is limited to its investment.

### 2. Summary of Significant Accounting Policies and Basis of Presentation

**Accounting Policies**
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

**Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

**Revenue from Contracts with Customers**
Revenue from contracts with customers includes referral fees for the introduction of investors to investment management funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from referral agreements is based upon a percentage of the assets initially invested in the funds by introduced investors. As the investment amount is not known until the assets are transferred, the referral fee revenue of the Company is unable to be recognized until that time.

Referral fee revenue also includes a percentage of the gross assets under management and performance fees earned from assets invested in the funds by introduced investors for the life of the investments, including additional investments made by the introduced investors. As the value of assets at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, are uncertain, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly.

## 2. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

**Accounts Receivable**
Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivables for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost. The Company adopted ASU no. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

**Income Taxes**
The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

**Cash and Cash Equivalents**
The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits. Cash and cash equivalents include all regular checking with maturity dates of less than 90 days.

**Accounting Standards**
The Company is evaluating new accounting standards and will implement as required.

## 3. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 $^{2}/_{3}$ of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $9,615, which exceeded the required minimum net capital by $4,615 and the ratio of aggregate indebtedness to net capital was 0.57 to 1.00.

## 4. Concentrations

All referral fees revenue arose from contracts with two customers.

## 5. Related Party Transactions

The Company has an expense sharing agreement with its Member, last amended August 25, 2020. Under the terms of this agreement, the Company is allocated its share of certain administrative and operating expenses paid by the Member. There were no amounts incurred by the Company pursuant to this agreement during 2021.

The Company operates from office space provided by the owner of its Member at no cost and the Company does not record these shared expenses. The Member's owner is deemed to have adequate resources independent of the broker dealer to pay its liabilities and expenses, and as allowed in SEA Rule 15c3-1(c)(2)(i)(F) and further guidance on FINRA Notice 03-63. For the year ended December 31, 2021, the non-reimbursable shared expenses were not material to the financial statements.

## 6. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued, March 25, 2022. The evaluation did not result in any subsequent events that required disclosure and/or adjustments.

## 7. Net Loss

The Company incurred a loss for 2021 and was dependent on its Member for capital contributions for working capital and net capital. The Member has represented that it has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

## 8. Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

**Creatis Capital LLC**
**Schedule I**
**Computation Of Net Capital Under Rule 15c3-1**
**Of The Securities And Exchange Commission**

**December 31, 2021**

| | | |
|---|---|---|
| Member's Equity | | $ 13,575 |
| Non-allowable Assets | | |
| Accounts Receivable | $ 438 | |
| Prepaid Expenses | 3,522 | |
| Total Non-Allowable Assets | | 3,959 |
| Net Capital | | 9,615 |
| Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtness of $13,798 | | 5,000 |
| Excess Net Capital | | $ 4,615 |
| Total Aggregrate Indebtedness | | $ 5,475 |
| Ratio of Aggregate Indebtedness to Net Capital | | 0.57 to 1.00 |

Reconciliation with the Company's Computation included in Part IIA of Form X-17-A-5 as of December 31,2021:

There is no significant difference between the above computation of net capital and the corresponding computation reported in the Form X-17A-5 Part IIA filed.

**CREATIS CAPITAL, LLC**
**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2021**

The Company does not claim exemption form Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release. The Company does not hold customer funds or securities.

**CREATIS CAPITAL, LLC**
**SCHEDULE III**
**INFORMATION RELATING TO POSSESSION OR CONTROL**
**REQUIREMENTS UNDER RULE 15c3-3 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2021**

The Company does not claim exemption form Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release. The Company does not hold customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Creatis Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Creatis Capital, LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities, private placement of securities and investment banking for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Creatis Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creatis Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 25, 2022

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

CREATIS

**CREATIS CAPITAL LLC**
23 Salt Spray Lane
Cape Elizabeth, ME 04107

**2021 EXEMPTION REPORT**

We, as members of management of Creatis Capital LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1 ), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b )(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule l 5c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2021 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2021 to December 31, 2021 without exception.

Michael M. Bohlmann, CEO
January 28, 2022